



03017100

NO ACT
P.E 2.4.03
0-20710

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2003

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act 1934
Section 14A-8
Public Availability 3/14/2003

Re: PeopleSoft, Inc.
Incoming letter dated February 4, 2003

Dear Ms. Goodman:

This is in response to your letter dated February 4, 2003 concerning the shareholder proposal submitted to PeopleSoft by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund. We also have received a letter from the proponents dated March 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Richard S. Simon
Deputy General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

CR

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 4, 2003

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 72711-00033

VIA HAND DELIVERY
Office of The Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund et al.*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, PeopleSoft, Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Mr. William C. Thompson, Jr., Comptroller of the City of New York, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors "establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors." The Proposal is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal from its 2003 Proxy Materials on the bases set forth below, and we respectfully request that the staff of the Division (the "Staff") concur in our view that:

I. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations;**

II. **The Proposal is excludable under Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal; and**

III. **Alternatively, the Proposal must be revised under Rule 14a-8(i)(3), because the Proposal contains certain false and misleading statements.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company intends to file its definitive 2003 Proxy Materials on or after April 25, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission (the "SEC").

ANALYSIS

I. The Proposal Should Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

The Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because the Proposal encompasses matters relating to the Company's ordinary business operations. Specifically, the Proposal seeks the establishment of an Office of the Board of Directors "to enable direct communications, including meetings, between non-management directors and shareholders" and requests that the Office of the Board of Directors "report directly to a committee of the non-management directors." The Proposal indicates that the main objective of the Proposal is not to address any particular policy or to provide an avenue for stockholder feedback on matters before the Board of Directors, but rather is to promote communication (including "constructive discussions," "enhanced understanding" and "meaningful links") between the Company's non-management directors and its shareholders. As more fully explained below, there is strong precedent that stockholder proposals addressing general corporate goals and proposals addressing stockholder communications come within the ambit of ordinary business operations.

Rule 14a-8(i)(7) permits the omission of stockholder proposals dealing with matters relating to the Company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals.

In *Chevron Corp.* (avail. Feb. 8, 1998), the Staff permitted the exclusion of a stockholder proposal mandating that the board of directors establish an "Office of Shareholder Ombudsman to resolve shareholder complaints." The Staff noted that the *Chevron* proposal was excludable under the predecessor to Rule 14a-8(i)(7) as "it relates to the Company's ordinary business operations (i.e., procedures for dealing with shareholders)." Like the *Chevron* proposal, the Proposal comes within the Rule 14a-8(i)(7) exclusion because it requests the creation of an Office of the Board of Directors in order to foster one aspect of the Company's procedures for dealing with its stockholders: dealings between the Company's non-management directors and the Company's stockholders.

Furthermore, in *Jameson Inns Inc.* (avail. May 15, 2001), a stockholder proposal urged the board of directors to take three specific actions, including "set[ting] up a forum . . . *to allow shareholders to ask questions of independent board members* concerning conflicts of interest" (emphasis added). The proponent cast these recommendations as a method for the Company to "improv[e] shareholder communications." The Staff concurred that this proposal related to ordinary business matters, and therefore was excludable under Rule 14a-8(i)(7), as it related to "procedures for improving shareholder communications." Both the *Jameson Inns* proposal and the Proposal address improving communications between *non-management directors and shareholders*. Like the *Jameson Inns* proposal, which allowed "shareholder[s] to ask questions of independent board members," the Proposal seeks "to enable direct communications, including meetings, between non-management directors and shareholders." As recognized in the *Jameson Inns* proposal, communications between independent, non-management directors and stockholders is a type of stockholder communications by companies covered by SEC Staff precedent dealing with "procedures for improving shareholder communications."

The Proposal also is distinguishable from a line of SEC Staff no-action letters denying no-action relief under Rule 14a-8(i)(7) and its predecessor where the stockholder proposals explicitly concerned policy issues and enabling stockholder feedback on matters before the Board of Directors rather than matters relating to ordinary business operations. For example:

- In *TRW, Inc.* (avail. Feb. 12, 1990), the Staff indicated that proposals designed to assist communications between management and the stockholders regarding the Company's ordinary business operations are excludable. The *TRW* proposal sought "the establishment of a committee of shareholders to advise the Board of Directors on shareholder interests." In denying no-action relief, the Staff noted "that the proposal involves the formation of a shareholder advisory committee for the purpose of representing the interests of shareholders on matters *under consideration by the Board*, rather than for the purpose of assisting communication between management and shareholders on *matters related to the Company's ordinary business operations*."

- In *Exxon Corporation* (avail. Feb. 28, 1992), the Staff was unable to concur that a proposal to establish a committee of stockholder representatives to "*review the management of the business and affairs of the corporation* by the board of directors and [to] *advise the board of its views and the views of shareholders* which are expressed to the committee" was excludable under the predecessor to Rule 14a-8(i)(7). The Staff noted that "under the terms of the proposal, although the purpose of the shareholders' committee is to provide a means of communication with management, the nature and scope of that communication would appear as not involving matters concerning the conduct of the Company's ordinary business operations."

See also McDonald and Co. Investments, Inc. (avail. May 6, 1991) (proposal seeking creation of "Stockholders' Advisory Committee [to] *provide non-binding advice* to the Board of Directors regarding the interests of shareholders *on principal policy considerations* relevant to the Company and its business").

In contrast, the Proposal makes no reference, directly or indirectly, to "representing the interests of shareholders on matters under consideration by the Board." Nor does the Proposal advocate any particular goal or program. And, unlike the stockholder proposal in *Exxon Corporation*, the Proposal concerns the Company's ordinary business operations as it seeks to regulate how one part of the Company, specifically the Company's non-management directors, communicates with stockholders. This is evidenced by the Proposal's repeated references to facilitating "direct communications" and other general phrases indicating that the Proposal concerns promoting overall communications between the Company's non-management directors and stockholders rather than specific policies:

- The Proposal's title indicates that the purpose of the Proposal is to establish a "dialogue."

- The Proposal cites the New York Stock Exchange proposed listing standard as a means "to facilitate direct communications between shareholders and the non-management directors" and "for shareholders to communicate directly with non-management directors." Paragraphs 3 and 4.

- The Proposal references "several mechanisms" contained in the referenced January 1994 study to promote "direct communications between directors and shareholders." Paragraph 5.

- The Proposal indicates that implementation of the Proposal will lead to "constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected." Paragraph 6.

- The Proposal seeks "to enable direct communications." Paragraph 7.

In sum, since both the objective and the express language of the Proposal is limited to generally promoting increased communication between the Company and its stockholders, the Proposal relates to the Company's ordinary business. Therefore, we believe that the Proposal should be excluded under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). Furthermore, the 1998 Release notes that this paragraph merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

When a company can demonstrate that it already has adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (avail. Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). *See also The Gap, Inc.* (avail. Mar. 8, 1996). As discussed below, the Company already maintains several avenues of communication between the Board of Directors and the Company's shareholders, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Company's stockholders currently may communicate both directly and indirectly with the non-management members of the Company's Board of Directors in a variety of ways, including via the Company's investor relations group, the Corporate Secretary's office, at the annual shareholders meeting (which is attended by the full Board of Directors) and by writing non-management members of the Board of Directors either directly or in care of the company. Furthermore, the Company's non-management directors would consider a request for meetings with shareholders made through these avenues. Thus, the Company already "enables direct communications, including meetings, between non-management directors and shareholders."

Because this substantially implements the Proposal, the Company is seeking to negotiate a voluntary withdrawal of the Proposal with the Proponent. We are filing this letter now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2003 Proxy Materials.

III. The Proposal Must Be Revised under Rule 14a-8(i)(3) Because The Proposal Contains False and Misleading Statements regarding the NYSE Proposed Rules.

If the Staff disagrees that the Proposal may be excluded on the bases described above, then the Proposal requires substantial revision under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading in violation of Rule 14a-9. In particular, the Proposal contains numerous misleading statements regarding the NYSE Proposed Rules.

A. *The Proposal is False and Misleading because It Suggests that the Company is Required to Comply with the NYSE Proposed Rules.*

The Proposal must be revised pursuant to Rule 14a-8(i)(3) because it suggests that the Company is required to comply with the NYSE Proposed Rules. Specifically, the Proposal implies that the NYSE Proposed Rules are standards applicable to the Company by stating that the NYSE "*adopted* a listing standard" and the standard "*requires* NYSE-listed companies" to take the specified actions (emphasis added). The Proposal is false and misleading because, while the NYSE Board of Directors approved the NYSE Proposed Rules, under Rule 19b-4 of the Securities Exchange Act of 1934, "*proposed* rule changes by self-regulatory organizations" like the NYSE must be submitted to the SEC first for approval before implementation (emphasis added). Furthermore, as indicated in the Company's public filings with the SEC, the Company is listed on the NASDAQ Market and not on the NYSE. Therefore, even if the NYSE Proposed Rules become effective, such rules will not be applicable to the Company. We request that the Staff concur that the Proposal's references to the NYSE Proposed Rules must be revised to reflect that the Company is not required to comply with the NYSE Proposed Rules and, in any case, the proposed Rules are not yet in effect. We believe that the failure to make such revisions renders the Proposal false and misleading under Rule 14a-8(i)(3).

B. *The Proposal is False and Misleading Because It Suggests that Establishing an "Office of the Board of Directors" Is Required under the NYSE Proposed Rules.*

The Proposal incorrectly suggests that establishing an "Office of the Board of Directors" is required in order to implement the NYSE Proposed Rules. Such references must be revised under Rule 14a-8(i)(3) in order to prevent the Proposal from being false and misleading. The Proposal requests that "the board of directors . . . establish an Office of the Board of Directors

[to] enable direct communications, including meetings, between non-management directors and shareholders, *based on the applicable standard adopted by the New York Stock Exchange Board of Directors*" (emphasis added). This statement strongly suggests that establishing an Office of the Board of Directors is "based on the applicable standards" of the NYSE and, therefore, required under such standards. In fact, the NYSE Proposed Rules provide that "a company must disclose *a method* for such parties to communicate directly with the presiding director or with the non-management directors as a group." *See* File No. SR-NYSE-2002-33 (emphasis added). Therefore, we request that the Staff concur that the Proposal must be revised under Rule 14a-8(i)(3) to eliminate false and misleading suggestions that establishing an Office of the Board of Directors is required under the "applicable standard" set forth in the NYSE Proposed Rules.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (202) 955-8653, or Anne Jordan, the Company's Senior Vice President, General Counsel and Secretary, at (925) 694-4015, if we can be of any further assistance in this matter.

Sincerely,



Amy L. Goodman

Attachment

cc: Anne Jordan, PeopleSoft, Inc.
William C. Thompson, Jr., Comptroller of the City of New York

70236426_3.DOC

EXHIBIT A

STOCKHOLDER PROPOSAL OF
THE NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM,
THE NEW YORK CITY TEACHERS' RETIREMENT SYSTEM,
THE NEW YORK CITY POLICE PENSION FUND AND
THE NEW YORK CITY FIRE DEPARTMENT PENSION FUND

SHAREHOLDER PROPOSAL

CREATION OF A FORMAL MECHANISM FOR DIALOGUE BETWEEN INDEPENDENT DIRECTORS AND SHAREHOLDERS

Submitted on behalf of the New York City Pension Funds by William C. Thompson, Jr., Comptroller of the City of New York.

WHEREAS, the board of directors is meant to be an independent body elected by shareholders and charged by law with the duty and authority to formulate and direct corporate policies, and

WHEREAS, in 2002, the Board of Directors of the New York Stock Exchange, recognizing the need to improve corporate governance, adopted a listing standard to empower non-management directors as a more effective check on management, and to facilitate direct communications between shareholders and the non-management directors; and

WHEREAS, the standard requires NYSE-listed companies to disclose in their annual proxy statements the name of the non-management director presiding over regularly scheduled executive sessions of the non-management directors, and a means for shareholders to communicate directly with non-management directors; and

WHEREAS, a January 1994 study entitled: *Improving Communications Between Corporations and Shareholders: Overall Findings and Recommendations*, prepared on behalf the New Foundations Working Group, New Foundations Center for Business and Government, John F. Kennedy School of Government, Harvard University, recommended several mechanisms for direct communications between directors and shareholders. Among the recommendations were:

- Regular meetings with groups of shareholders and selected board members
- Meetings between large shareholders and the full board of directors

WHEREAS, we believe that the creation of a means for direct communications between shareholders and the non-management directors would benefit the company through constructive discussions of perspectives, enhanced understanding, valuable feedback, and the fostering of meaningful links between directors and the shareholders by whom they are elected;

NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the board of directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based on the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

STATEMENT OF SUPPORT

The confidence of investors in the U.S. capital markets has been deeply shaken by corporate malfeasance at companies, such as Enron and World Com. Shareholders have suffered loss of their investments estimated in the billions of dollars, and many investors have withdrawn from the stock markets. As long-term institutional investors, we are concerned about the potential negative impact of the continuing erosion of investor confidence on the long-term interests of the company and the shareholders. This proposal is intended to improve investor confidence by improving director and shareholder communications, and strengthening the relationship between the Board of Directors and the shareholders.



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Richard S. Simon
Deputy General Counsel
(212) 669-7775

March 7, 2003

BY EXPRESS MAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: PeopleSoft, Inc.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the February 4, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Gibson, Dunn & Crutcher on behalf of PeopleSoft, Inc. (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2003 proxy statement and form of proxy (the "Proxy Materials") under Rule 14a-8 under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the February 4, 2003 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2003 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by accurately summarizing listing standards recently adopted by the New York Stock Exchange ("NYSE") as to the role of independent directors, and shareholder communications with them. It then references a 1994 academic study on the subject, and mentions briefly the policy issues supporting direct shareholder communications with non-management directors. The 'resolved' clause consists of one item:

> NOW, THEREFORE, BE IT RESOLVED: that the shareholders request the Board of Directors to establish an Office of the Board of Directors to enable direct communications, including meetings, between non-management directors and shareholders, based upon the applicable standard adopted by the New York Stock Exchange Board of Directors. The office shall report directly to a committee of the non-management directors.

The resolved clause is followed by a short statement in support which emphasizes the need, following scandals in other companies, to restore investor confidence in the U.S. capital markets by improving relations between shareholders and directors.

II. The Company's Opposition and the Fund's Response

In its letter of February 4, The Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(7) (ordinary business); Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (violative of proxy rules). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to any of these exclusions and its request for no-action relief should accordingly be denied.

A. The Proposal Is Not Excludable as Ordinary Business

The SEC's Releases and recent public policy developments make it clear that the Company cannot exclude, as "ordinary business" under Rule 14a-8(i)(7), the Funds' Proposal that there be direct communications with independent directors. Investors have recently seen unprecedented corporate scandals; the passage of the Sarbanes-Oxley Act; new regulation by the SEC, NASD, and NYSE as to director independence; and new NYSE listing standards that specifically require of NYSE companies the very communications that the Funds suggest here for the NASD-regulated Company. In the wake of those well-publicized developments, it cannot be denied that there is a critical public interest in supporting the ability of independent directors to carry out their separate oversight role in the interest of public shareholders. Management cannot invoke the "ordinary business" standard to keep shareholders from expressing their views and voting on a policy issue as to whose current importance Congress, the SEC, the NASD and the NYSE all concur.

The Division of Corporate Finance has recently emphasized that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." See Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).

Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

The analysis concluded:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.
>
> Id.

Here, the intense public debate as to director independence has led to recognition by regulatory agencies that such independence is of paramount importance in restoring investor confidence. The Sarbanes-Oxley Act has mandated that all boards of public companies have audit committees whose members are all truly independent directors, and that companies must disclose whether at least one audit committee member is a financial expert. The Act further reinforces the new status of independent directors by requiring that audit committees have separate, adequate funding and advisors. The SEC is directed to enact rules to enforce those provisions. See Sarbanes-Oxley Act, Sections 301 and 407.

Carrying out its mandate, the SEC has issued Proposed Rules Relating to Listed Company Audit Committees, SEC Release No. 33-8173 (Jan. 8, 2003). The Release notes how corporate scandals "have highlighted the need for strong, competent and vigilant audit committees with real authority." Toward that end, the Proposed Rules require that there be means by which employees and others can express concerns about corporate accounting and other matters to the audit committee. The SEC's expressed policy on that point bolsters the timeliness and propriety of the Funds' own Proposal: "There must also be frank, open and clear channels of communication so that information can reach the audit committee." Id.

Following the passage of Sarbanes-Oxley, the NASD and the NYSE submitted to the SEC for approval their very similar new listing standards that emphasize the need for meaningful and effective director independence, a concept at the core of the Funds' Proposal. Both sets of standards would require that all listed companies have a majority of independent directors, which must hold their own executive sessions; and have separate nominating, compensation and/or and corporate governance committee composed mainly or entirely of independent directors. See NASDAQ Rule Filing SR-NASD-2002-141 (Oct. 9, 2002); NYSE Corporate Governance Rule Proposal (August 16, 2002), available at www.NYSE.com/ pdfs/corp_gov_pro_b.pdf. The NYSE added another requirement, which is consistent with the SEC's Proposed Rules, and in no way inconsistent with the NASD's proposed listing standards: "In order that interested parties may be able to make their concerns known to the non-management directors, a company must disclose a method for such parties to communicate directly with the presiding director or with the non-management directors as a group." NYSE Corp. Gov. Rule Proposal at p. 7. That standard was a source for the Funds' Proposal.

All of these extraordinary regulatory developments, the product of intense public debate, show that the Funds' Proposal calling for channels of communication between shareholders and the non-management directors is anything but "ordinary business."

The Company, however, speaks as if the statutes, regulations, and standards of the past year providing a special status for non-management directors had never been enacted. Indeed, the Company's letter emphasizes language from a 1998 SEC Release that matters "fundamental to management's ability to run a company a day-to-day basis" are not proper subjects for shareholder proposals (Company letter at p. 3) – as if the Proposal had anything to do with communications with management, or with management's duties. The Company simply fails to recognize that the new regulatory framework has given rise to a need for the independent directors -- who will even be holding their own, separate executive sessions -- to hear directly from, and to reply to, the public shareholders. That communication is outside of the ordinary business of routine communications to and from management. Shareholders should be permitted to tell the Company by their votes that they need a dedicated channel of communication with their independent directors.

The two main no-action letters upon which the Company relies have little relevance to this new issue of contact with the independent directors. The proposal in *Chevron Corp.* (Feb. 8, 1998) made no reference to communications with independent directors; it only related to a proposed ombudsman in whose selection an independent director would take part. The proposal in *Jameson Inns, Inc.* (May 15, 2001) had three subparts, two of which dealt with communications with management, and only one with communications with independent directors. The no-action letter may well have been issued to response to the first two subparts. The Company then attempts to distinguish three other letters in which the Staff did not concur in the exclusion of proposals relating to communications from shareholders*. While it is quite true that none of those letters dealt with independent directors, they all do show that even before Sarbanes-Oxley, the Staff recognized that the standard channels of communication between shareholders and directors are not intended to be the exclusive ones. Moreover, all of the letters cited by the Company were issued well before the corporate scandals, public debate, and the legislative and administrative responses irrevocably changed the regulatory landscape to require separate status and authority for non-management directors.

The Funds' Proposal is far from ordinary business, and the Company's arguments under 14a-8(i)(7) should be rejected.

B. The Proposal has not been substantially implemented by the Company.

The Company's claim that it has "substantially implemented" direct communications with the independent directors is not based upon a single action the Company has taken. Rather, it is based upon no more than the fact that shareholders can mail a letter to the Company or ask a question at the annual meeting, and that non-management directors "would consider a request for meetings." (Company letter, p.5) The Funds' Proposal, like the SEC's Proposed Rules and proposed NYSE standards, recognizes that such marginal means of communicating with independent directors do not suffice. Shareholders should be allowed to vote on giving non-management directors a meaningful channel to hear from shareholders and to respond to them.

The no-action letters cited by the Company stands for no more than the unexceptionable proposition that if a proposal has been substantially implemented, then it may be excluded.** Here, the Company has literally done nothing at any time to comply.

* *TRW, Inc.*(Feb. 12, 1990); *Exxon Corporation* (Feb. 28, 1992); and *McDonald and Co. Investments, Inc.* (May 16, 1991).
** *Texaco, Inc.* (Mar. 28, 1991); *Nordstrom, Inc.* (Feb. 8, 1995); *and The Gap, Inc.* (Mar. 8, 1996).

As the Company has not implemented, substantially or otherwise, any means for shareholders to share their concerns with the non-management directors, and to hear back from them, the Company's argument under 14a-8(i)(10) fails.

C. The Proposal and Statement in Support are not false and misleading.

The Proposal on its face rebuts the Company's claims that it is false and misleading. The Company suggests that the Proposal needs to be corrected as it allegedly implies that (a) the NYSE standards have been approved by the SEC and are final and (b) are binding on the Company, which is listed on the NASDAQ. As to (a), the Proposal states truthfully that the NYSE "adopted a listing standard;" the Proposal then draws upon the NYSE standards, as it draws upon the academic study, only as a source for best practices. As to (b), the Company's argument fails because shareholders will certainly understand that the NYSE listing standards are not binding on their Company, which they know to be listed on NASDAQ. Indeed, shareholders will grasp that if the NYSE Rules were binding on the Company, there would be no need for the Proposal.*

Finally, the Company claims that the letter suggests that the Proposal must be corrected as it wrongly states that an Office of the Board of Directors is required under the NYSE Rules. The Proposal only asks that such an office be set up "based on" the NYSE Rules. The NYSE Rules do call for companies to "disclose a method of communicating" with non-management directors. The Proposal suggests one reasonable method of doing so, which it nowhere claims is mandated by the NYSE Rules.

The Proposal and Statement in Support are not misleading, and the Proposal may not be omitted under Rule 14a-8(i)(3).

---

* At most, the Company's entire argument amounts to a claim that the phrase should instead be "proposed a listing standard which is not binding on the NASDAQ-listed Company," a change that could be made if the Staff thought it significant.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PeopleSoft, Inc.
Incoming letter dated February 4, 2003

The proposal requests that the board of directors establish an Office of the Board of Directors to enable direct communication between non-management directors and shareholders.

There appears to be some basis for your view that PeopleSoft may exclude the proposal under rule 14a-8(i)(7), as relating to PeopleSoft's ordinary business operations (i.e., procedures for enabling shareholder communications). Accordingly, we will not recommend enforcement action to the Commission if PeopleSoft omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which PeopleSoft relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor